EXODUS MOVEMENT, INC.

April 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sonia Bednarowski and J. Nolan McWilliams

Re:	Exodus Movement, Inc. Offering Statement on Form 1-A File No. 024-11468 Withdrawal of Qualification Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 6, 2021, at approximately 2:22 p.m. (Eastern time), pursuant to Rule 252(e) under the Securities Act of 1933, as amended, in which we requested that the staff (the “Staff”) of the Securities and Exchange Commission qualify the above-referenced Offering Statement at 9:00 a.m. (Eastern time) on Thursday, April 8, 2021, or as soon thereafter as practicable.

We hereby formally withdraw our request for qualification at 9:00 a.m. (Eastern time) on Thursday, April 8, 2021. We note our intention to submit a new qualification request relating to the above-referenced Offering Statement to the Staff later today, pursuant to which we will request that the above-referenced Offering Statement be qualified at 4:00 p.m. (Eastern time) on Thursday, April 8, 2021, or as soon as practicable thereafter.

If you require any additional information with respect to this letter, please contact our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Robert H. Rosenblum at (202) 973-8808 or, in his absence, Johanna Collins-Wood at (212) 497-7707.

[Signature page follows]

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Sincerely,

EXODUS MOVEMENT, INC.

By:	/s/ Jon Paul Richardson
Jon Paul Richardson
Chief Executive Officer

cc:	Robert H. Rosenblum, Wilson Sonsini Goodrich & Rosati, P.C.
Amy B. Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.
Johanna Collins-Wood, Wilson Sonsini Goodrich & Rosati, P.C.